EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Physical infrastructure services through a contractor – Company’s petition to the High Court of Justice

Further to the Company’s immediate report of October 22, 2017, regarding the implementation of a physical infrastructure services portfolio through a contractor, immediate notification is hereby provided that on November 9, 2017, the Company filed a petition with the High Court of Justice to issue an order nisi against the Ministry of Communications and the (acting) Director General of the Ministry of Communications to cancel the decision of October 19, 2017 of the (acting) Director General of the Ministry of Communications regarding the “implementation of a physical infrastructure service portfolio through a contractor” whereby the work related to the provision of physical infrastructure services may also be performed by external contractors without any limitation on the type of work that can be performed through them (the “Decision”). The Company claims in the petition that the Decision was made in breach of the Ministry of Communications’ duty to hold a hearing and in serious violation of its right to present arguments, and that the Decision is unreasonable and disproportionate because it will cause chaos in the communications infrastructure and expose them to a multitude of risks and serious dangers, without any grounds or justification.

On the day the petition was filed, the court decided that the petition would be brought before the court for a preliminary hearing, and that the respondents to the petition would file a preliminary response to the petition by January 9, 2018.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.